Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Announces Uplisting to the Toronto Stock Exchange

+	Uplisting to TSX approved upon key milestones attainment, effective January 20, 2025

+	NMG’s dual listing on North American leading stock exchanges provide extended access to capital markets supporting the Company’s development

MONTRÉAL, CANADA, January 16, 2025 – With major commercial, financing and corporate development milestones reached in 2024, Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSXV: NOU) is uplisting to the Toronto Stock Exchange (“TSX”). The Company has received the final approval of the TSX for the uplisting of common shares of the capital of the Corporation (the “Common Shares”) on the TSX board, having met the necessary listing requirements, including the filing of all required documentation. Effective as of January 20, 2025, the Common Shares will begin trading on the TSX under the ticker symbol “NOU”. Shareholders are not required to take any action as a result of the uplisting. In conjunction with the graduation to the TSX, the Common Shares will be voluntarily delisted from, and will no longer trade on the TSXV, effective at the market close on January 17, 2025.

Eric Desaulniers, Founder, President, and CEO of NMG, declared: “We are kicking off 2025 with a graduation to the TSX, a natural evolution to our continued growth and a complimentary senior trading platform to our NYSE listing. This migration underscores our relevance in the North American battery and electric vehicle (“EV”) sector and our commitment to generating value for our shareholders and stakeholders. Aligning with our business plan, this listing is set to enhance our visibility and credibility in the capital market, enabling us to attract strategic institutional and retail investors to our story.”

The third largest North American exchange based on market capitalization, and 10th largest in the world (Statista, November 2024), TSX is the primary listing for numerous large mining, energy and clean technology companies in Canada.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

Subscribe to our news feed: https://bit.ly/3UDrY3X

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those volatility of the Common Shares price and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward- looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com